

October 5, 2021

George Sobek
Chief Executive Officer
VISION SENSING ACQUISITION CORP.
Suite 500, 78 SW 7th Street
Miami, FL 33130

>    **Re:  VISION SENSING ACQUISITION CORP.**
>    **Registration Statement on Form S-1**
>    **Filed September 24, 2021**
>    **File No. 333-259766**

Dear Mr. Sobek:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Austin Wood at 202-551-5586 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Ari Edelman